

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 9, 2017

John J. Haas
General Counsel
Walter Investment Management Corp.
1100 Virginia Drive, Suite 100
Fort Washington, PA 19034

> **Re:** **Walter Investment Management Corp.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed November 6, 2017**
> **File No. 022-29050**

Dear Mr. Haas:

This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

Please refer to Section 307 of the Trust Indenture Act of 1939 regarding requests for acceleration. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Frank R. Adams, Esq.